FOR IMMEDIATE RELEASE

Contact:  Dawn P. Crusinberry
           Vice President and CFO
           (804) 369-3036


                          PINNACLE BANKSHARES ANNOUNCES
                                   STOCK SPLIT

ALTAVISTA, VA (MAY 12, 2000) Pinnacle Bankshares Corporation announced today that its Board of Directors has declared a two-for-one split of the Company's common stock. The additional shares to be issued in connection with the split will be distributed on or about June 16, 2000, to shareholders of record on May 19, 2000.

Pinnacle Bankshares, headquartered in Altavista, Virginia, is a one-bank holding company for The First National Bank of Altavista, a ninety-two year old community bank with full service offices in Altavista and at 14580 Wards Road, Lynchburg, Virginia. First National Mortgage, a division of First National Bank, has a mortgage loan production office in Forest, Virginia. Pinnacle Bankshares had total assets of $155,399,000 as of March 31, 2000.

Robert H. Gilliam, Jr., President and Chief Executive Officer of Pinnacle Bankshares Corporation, said "The split will create new shares which reflect growth of the holding company since it was formed in May, 1997. The two-for-one split should also enhance public interest in Pinnacle's stock, while at the same time providing availability of more shares for purchase and sale."

At present there are 720,670 shares of Pinnacle Bankshares common stock outstanding. After the split, there will be 1,441,340 outstanding shares. The current par value of $5.00 per share will become $2.50 per share commensurate with the split.

The most recent quarterly cash dividend of $.19 per share was paid April 21, 2000. The next scheduled quarterly cash dividend declaration date is July 11, 2000.

Pinnacle Bankshares Corporation is an over-the-counter bulletin board stock whose trading symbol is PPBN.